# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHEER HOLDING, INC., CIK 0001738758
CUSIP: G39973139
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Address of issuer's principal executive offices: 19F Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0001978353
Persons authorized to receive notices and communications: Zhao Wang, 6F Building 4, Wangjing Street, Chaoyang, Beijing, China (F4), 100020, 86-166-0102-8011

## Reporting persons
- Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. (CIK 0001978353): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,441; shared voting power 0; sole dispositive power 13,441; shared dispositive power 0; aggregate amount beneficially owned 13,441 (0.9% of the class)
  Comment: All of the share numbers presented in this Amendment have been adjusted to reflect the following share consolidations effected by the Issuer: a one-for-ten share consolidation completed on November 24, 2023, a one-for-fifty share consolidation completed on December 22, 2025, and a one-for-three share consolidation completed on April 6, 2026.
  
  The calculation of the percent of class in Row 13 is based on 1,562,119 Class A ordinary shares, par value $0.15 (the "Shares"), outstanding of the Issuer as of April 14, 2026, based on information provided to the Reporting Person by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Name of issuer: CHEER HOLDING, INC.
Address of issuer's principal executive offices: 19F Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on May 19, 2023 (the "Original Schedule 13D") by Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd., a corporation with limited liability organized under the laws of the People's Republic of China (the "Reporting Person"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

This Amendment is being filed because the Reporting Person has ceased to be the beneficial owner of more than five percent of the Class A Shares as a result of an increase in the number of Class A Shares outstanding of the Issuer. This Amendment is the final amendment to the Original Schedule 13D and constitutes an "exit filing" for Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of the Reporting Person's cover page to this Amendment set forth the aggregate number of shares of Class A Shares and percentages of the shares of Class A Shares beneficially owned by the Reporting Person and are incorporated by reference. The calculation of the percentage of Class A Shares outstanding beneficially owned by the Reporting Person is based upon 1,562,119 Class A Shares outstanding as of April 14, 2026 based on information provided to the Reporting Person by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Amendment set forth the number of shares of Class A Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of an increase in the number of Class A Shares outstanding of the Issuer, on November 6, 2025 the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

## Signatures
- Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.: /s/ Zhao Wang, Zhao Wang/ Project Manager (04/15/2026)